UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-40517

BON NATURAL LIFE LIMITED

(Translation of registrant’s name into English)

Room 601, Block C, Gazelle Valley, No.69, Jinye Road

High-Tech Zone, Xi’an, Shaanxi, China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nasdaq Compliance

As previously reported on a Form 6-K filed with the U.S. Securities and Exchange Commission on May 5, 2025, Bon Natural Life Limited (the “Company”) received notification letters from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market, LLC (“Nasdaq”), stating that the Company that it was not in compliance with several continued listing requirements and was subject to delisting. Specifically, the Staff cited (i) non-compliance with the minimum bid price requirement, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”); and (ii) concerns under Nasdaq Listing Rule 5101, pursuant to which Nasdaq may use its discretionary authority to delist a company where public interest concerns exist. In this case, the Staff referenced the Company’s issuance of securities that resulted in significant dilution to existing stockholders in its March 2025 offering.

The Company submitted a plan of compliance (the “Compliance Plan”) to Nasdaq on May 16, 2025 and appeared before the Nasdaq Hearings Panel (the “Panel”) on June 5, 2025 to present its case for continued listing. On July 2, 2025, the Panel notified the Company that it granted the Company’s request to continue its listing on Nasdaq, and further confirmed that the Company is now in compliance with the Minimum Bid Price Requirement.

The Panel also informed the Company that it will be subject to a Discretionary Panel Monitor for a period of one year, during which Nasdaq will monitor the Company’s ongoing compliance with the continued listing requirements.

As of July 11, 2025, on a pre-split basis, 101,250,968 Class A ordinary shares have been issued pursuant to the Company’s March 2025 offering. The maximum number of Class A ordinary shares that may be issued upon full exercise of warrants issued in connection with the March 2025 offering is 116,666,648, representing the potential issuance of an additional 8,333,332 Class A ordinary shares.

The Company is actively exploring options and, where feasible, will initiate discussions with investors who participated in the March 2025 offering to assess the possibility of mutually agreeable amendments to the terms of the securities, with the aim of addressing the dilutive impact on all shareholders by not only mitigating future potential dilution but also by thoroughly evaluating and seeking to reduce or remedy the dilution that has already been experienced as a result of the offering. Additionally, the Company has started to implement a share repurchase program to enhance shareholder value and potentially offset some of the dilution.

Pursuant to the Company’s Compliance Plan, it is committed to avoiding the use of overly complex or inherently dilutive financing instruments in all future capital raising activities. The Company will seek to structure future financings in a manner that is transparent, responsible, and aligned with the long-term interests of its existing equity holders.

Beyond timely filing of all required forms, the Company commits to proactively communicating with the Nasdaq Staff regarding any planned financing that could be considered material or complex. The Company will seek to discuss potential issues and ensure full alignment with Nasdaq’s expectations before any such future securities are offered or issued. As part of its due diligence for future offerings, the Company will carefully consider comparable transactions in the Nasdaq market to ensure its proposed terms align with best practices for shareholder protection and market integrity.

The Company is committed to strengthening the independence of its board of directors and will review and enhance its processes for the approval of related- party transactions and significant financing activities, ensuring rigorous scrutiny and a primary focus on the interests of public shareholders.

The Company has commenced a comprehensive review and will implement a robust internal control framework for all future securities issuances and Nasdaq reporting obligations. This will include (i) developing and implementing a mandatory pre-issuance checklist and due diligence process, requiring sign-off by legal counsel and senior management; (ii) assigning clear responsibility for Nasdaq communications and filings to dedicated, trained personnel; (iii) providing regular, updated training to relevant employees and directors on Nasdaq compliance requirements; and (iv) engaging external legal and compliance advisors on an ongoing basis to provide counsel on complex transactions and evolving regulatory landscapes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2025	Bon Natural Life Limited

	By:	/s/ Yongwei Hu
Yongwei Hu
Chairman and Chief Executive Officer